[STUBBS ALDERTON & MARKILES LLP LETTERHEAD]


                                           JOSEPH STUBBS
                                           Partner
                                           Direct Voice   818.444.4507
                                           Direct Fax     818.474.8607
                                           Mobile         626.926.6018
                                           E-Mail         jstubbs@biztechlaw.com

October 8, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         RE:      KIWA BIO-TECH PRODUCTS GROUP CORPORATION
                  RESPONSES TO STAFF COMMENTS OF SEPTEMBER 3, 2004 WITH RESPECT TO:
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-117868
                  FILED AUGUST 2, 2004

Ladies and Gentlemen:

         On behalf of Kiwa Bio-Tech Products Group Corporation (the "COMPANY"), we have enclosed for filing one copy with exhibits of Amendment No. 1 to Registration Statement on Form SB-2, File No. 333-117868 (the "SB-2 AMENDMENT").

         In addition to filing the SB-2 Amendment, we hereby provide supplementally the following responses in reply to the Staff's comment letter, dated September 2, 2004 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

                                    FORM SB-2

GENERAL

         1. UPDATE ALL INFORMATION TO THE LATEST PRACTICABLE DATE (E.G. CURRENT STOCK PRICE, NUMBER OF SHARES THAT YOU HAVE ISSUED TO CORNELL CAPITAL, IF AT ALL.).

         The Company has updated the information in the SB-2 Amendment in response to the Staff's comments.

         2. PLEASE NOTE THAT A SELLING SHAREHOLDER INVOLVED IN AN INDIRECT PRIMARY OFFERING MUST CONSIDER ANY NASD PRE-FILING OBLIGATIONS. PLEASE ADVISE US OF YOUR CONSIDERATION REGARDING THE APPLICABILITY OF THESE PROVISIONS OF THE NASD RULES.


          15821 Ventura Boulevard, Suite 525, Encino, California 91436 office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

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Securities and Exchange Commission
October 8, 2004
Page 2


         The Company has considered the applicability of the NASD rules and has consulted with Cornell Capital regarding any NASD pre-filing obligations. Cornell Capital has informed the Company that it is not a registered broker-dealer and does not have any pre-filing requirements under NASD rules or regulations in connection with the transactions covered by the SB-2 Amendment.

         3. PLEASE AMEND THE FORM SB-2 TO COMPLY WITH THE AGE OF FINANCIAL STATEMENT REQUIREMENTS OF RULE 3-10 OF REGULATION S-B.

         The Company has included interim financial statements for the Company's quarterly period ended June 30, 2004 in the SB-2 Amendment.

COVER PAGE

         4. YOUR COVER PAGE CURRENTLY CONTAINS TOO MANY DETAILS. PLEASE LIMIT THE AMOUNT OF INFORMATION YOU INCLUDE IN YOUR COVER PAGE TO INFORMATION THAT IS REQUIRED BY ITEM 501 OF REGULATION S-B. FOR EXAMPLE, YOU SHOULD RELOCATE PARAGRAPHS FIFTH AND SIXTH TO THE SUMMARY SECTION OF YOUR DOCUMENT OR YOUR SELLING SHAREHOLDERS SECTION. SIMILARLY, PLEASE RELOCATE THE PARAGRAPH STARTING WITH THE SENTENCE "WITH THE EXCEPTION OF CORNELL CAPITAL PARTNERS . . . " TO ELSEWHERE IN YOUR DOCUMENT.

         The Company has revised the cover page in response to the Staff's comments.

         5. PLEASE REVISE THE THIRD LINE OF THE COVER PAGE WHERE YOU DISCLOSE THE NUMBER OF SHARES OF COMMON STOCK TO SAY "UP TO 45,277,605 SHARES OF COMMON STOCK."

         The Company has revised the cover page in response to the Staff's comments.

         6. PLEASE REVISE THE SENTENCE BEGINNING "THE SELLING SHAREHOLDERS MAY BE DEEMED UNDERWRITERS..." AS YOU HAVE DISCLOSED THAT CORNELL CAPITAL "IS" AN UNDERWRITER.

         The Company has revised this sentence to identify Cornell Capital as an underwriter.

         7. PLEASE REMOVE THE WORD "TRADES" OR IS "TRADED" FROM ANY ACTION ATTRIBUTED TO THE BULLETIN BOARD HERE AS WELL AS THROUGHOUT THE PROSPECTUS. WHILE THE BULLETIN BOARD QUOTES STOCKS, IT DOES NOT TRADE THEM.

         The Company has revised disclosure throughout the SB-2 Amendment in response to the Staff's comments.


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Securities and Exchange Commission
October 8, 2004
Page 3


         8. PLEASE INCLUDE THE CURRENT MARKET PRICE OF YOUR COMMON STOCK AS OF THE MOST PRACTICABLE DATE.

         The Company has revised the cover page in response to the Staff's comments.

RISK FACTORS, PAGE 3

GENERAL

         9. DO YOU HAVE AGREEMENTS WITH THIRD PARTIES TO MANUFACTURE YOUR PRODUCT CANDIDATES? OR TO PURCHASE PRODUCTS? CONSIDER REVISING YOUR DISCLOSURE TO DISCUSS WHETHER YOU ARE SUBSTANTIALLY DEPENDENT ON ANY MANUFACTURING OR SUPPLY AGREEMENTS, IDENTIFY THE OTHER PARTY TO THE AGREEMENT(S) AND FILE THE AGREEMENT AS AN EXHIBIT. IF YOU BELIEVE YOU ARE NOT SUBSTANTIALLY DEPENDENT ON YOUR MANUFACTURING OR PURCHASE AGREEMENTS, PROVIDE US WITH A SUPPLEMENTAL ANALYSIS SUPPORTING YOUR DETERMINATION.

         The Company currently satisfies all of its manufacturing needs in-house at the Company's facilities in China. The Company does not have any agreements with third parties for the manufacture of its products. The Company purchases its raw materials from a variety of suppliers, does not rely any individual or group of suppliers, and does not have any agreements with such suppliers. The key raw materials used in production of the Company's products are widely available from a wide variety supply sources. Historically, the Company has not experienced in difficulty in procuring adequate quantities of raw materials. The Company does not anticipate any difficulties in procuring sufficient amounts of raw materials for its business for the foreseeable future.

         10. IF YOU DO NOT HAVE ANY LONG-TERM MANUFACTURING AGREEMENTS, DISCLOSE THIS INFORMATION AND DISCLOSE WHEN ANY SHORT-TERM SUPPLY AGREEMENTS EXPIRE.

         As discussed in the response to #9, the Company does not currently have any manufacturing or supply agreements with any third parties. In addition, as discussed elsewhere in this response letter, the Company does not rely on any outside manufacturer or any individual or group of suppliers. As a result, the Company respectfully asserts that no further risk factor disclosure on these issues is necessary. However, the Company has revised the Business section of the SB-2 Amendment to include disclosure regarding it manufacturing and sourcing in response to the Staff's comments.

         11. IF YOU RELY ON ANY SOLE SOURCE PROVIDERS, CONSIDER INCLUDING A SEPARATE RISK FACTOR AND IDENTIFY THE SOLE SOURCE PROVIDERS, DISCLOSING THIS RELIANCE AND THE IMPACT OF THEIR FAILURE TO COMPLY WITH REGULATORY GUIDELINES SET FORTH BY THE FDA, DEA AND OTHER APPLICABLE US OR CHINESE AGENCIES. ANY NECESSARY DISCLOSURE MAY INCLUDE THE POTENTIAL IMPACT OF ANY FINES OR SANCTIONS ON YOU, AS WELL AS THE


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Securities and Exchange Commission
October 8, 2004
Page 4


QUALITATIVE AND/OR QUANTITATIVE IMPACT OF THE INTERRUPTION TO YOUR BUSINESS CAUSED BY THEIR FAILURE TO MEET THESE GUIDELINES.

         The Company does not rely on any sole source providers. As a result, the Company respectfully asserts to that an additional risk factor is not necessary.

         12. TO THE EXTENT THAT YOU ARE DEPENDENT ON LICENSES, TRADEMARKS OR OTHER INTELLECTUAL PROPERTY, PLEASE REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF YOUR DEPENDENCE AND THE POTENTIAL CONSEQUENCES TO YOUR OPERATIONS IF YOUR RIGHTS ARE CHALLENGED OR YOU DEFAULT ON YOUR OBLIGATIONS UNDER ANY SUCH COLLABORATION AND/OR LICENSE AGREEMENTS.

         The Company currently owns the rights to a single patent, which it acquired from China Agricultural University. The Company does not currently have any commercial products using the technology underlying this patent. Its business is therefore not dependent on the patent. In addition, the Company does not rely on any intellectual property licenses.

         The Company does have trademarks in China for the products sold in that country. If these trademarks were challenged, the Company may have to change the marks under which its products are sold, packaging and marketing and other promotional materials to use a different product name or mark. However, the Company does not believe its business is dependent on continued use of these trademarks or would be materially adversely affected if the Company's right to use its trademarks was challenged.

         13. PLEASE INCLUDE A RISK FACTOR THAT DISCUSSES YOUR CHARTER AND BYLAW PROVISIONS AND HOW SUCH PROVISIONS WOULD PREVENT A CHANGE OF CONTROL IN MANAGEMENT. IN THE ALTERNATIVE, ADVISE US AS TO WHY YOU DO NOT BELIEVE A RISK FACTOR IS NECESSARY.

         The Company has included an additional risk factor in response to the Staff's comments.

         14. PLEASE INCLUDE A RISK FACTOR THAT ADDRESSES AN INVESTOR'S ABILITY TO ENFORCE A SERVICE OF PROCESS OR TO ENFORCE LIABILITIES AGAINST YOU OR YOUR DIRECTORS AND OFFICER AS YOU AND MANY OF YOUR OFFICERS AND DIRECTORS ARE BASED IN THE PEOPLE'S REPUBLIC OF CHINA. IN THE ALTERNATIVE ADVISE US AS TO WHY YOU DO NOT BELIEVE A RISK FACTOR IS NECESSARY.

         The Company has included an additional risk factor in response to the Staff's comment. We note supplementally that the Company is incorporated in the State of Delaware and is qualified to conduct business as a foreign corporation in State of California. As a result, the Company has consented to service of process in both of those


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Securities and Exchange Commission
October 8, 2004
Page 5


states. In addition, the Company's principal executive offices are located in the United States and that the Company's Chief Executive Officer, its Vice President of new product development and its Secretary all currently reside in the United States.

         15. WE NOTE YOUR DISCLOSURE ON PAGE 24 UNDER THE HEADING "DEPENDENCE ON CUSTOMERS" THAT CURRENTLY YOU HAVE 17 CUSTOMERS. FURTHER, WE NOTE THAT ONE CUSTOMER ACCOUNTED FOR 100% OF YOUR NET SALES FOR THE FIRST QUARTER OF FISCAL YEAR 2004. PLEASE INCLUDE A RISK FACTOR DESCRIBING THE RISK AND CONSEQUENCES OF YOUR RELIANCE ON A LIMITED NUMBER OF CUSTOMERS. IN THE ALTERNATIVE, ADVISE US AS TO WHY YOU DO NOT BELIEVE A RISK FACTOR IS NECESSARY.

         The Company has included an additional risk factor in response to the Staff's comments.

INVESTORS MAY NOT BE ABLE TO ADEQUATELY EVALUATE OUR BUSINESS... PAGE 3

         16. PLEASE REVISE YOUR RISK FACTOR HEADING TO INCLUDE DISCLOSURE, IF TRUE, THAT DUE TO YOUR SHORT OPERATING HISTORY YOU HAVE YET TO GENERATE ANY PROFITS AND THAT MOST OF YOUR PRODUCTS ARE STILL NOT AVAILABLE FOR COMMERCIAL SALE.

         The Company has revised the risk factor in response to the Staff's comments.

         17. FOR EACH DRUG OR PROGRAM, STATE WHETHER YOU HAVE FILED INVESTIGATIONAL OR NEW DRUG APPLICATIONS WITH THE FDA OR SIMILAR APPLICATION WITH FOREIGN AUTHORITIES. IF NOT, STATE ANY APPLICABLE INTENDED TIME OF APPLICATION AND WHY YOU WOULD FILE AN APPLICATION. IF THE FILING OF THE APPLICATION IS ITSELF UNCERTAIN AT THIS STAGE, STATE SO.

         The Company does not currently produce, market or sell any of its products in the United States, nor does it have any plans to enter the United States market for at least the next year. In addition, the Company does not expect to manufacture or sell any drugs or programs requiring approval by or filing of applications with the FDA. The Company produces and sells only agricultural products at this time and currently is selling its products only in China. Prior to producing or selling any products in the United States, the Company intends to explore which Federal, state, local or other governmental or regulatory authorities which it will need to submit applications or obtain license or approvals.

         In China, the Company is required to obtain a license for each of its products from the Chinese Agriculture Department prior to selling its products. In order to obtain a license, the Agriculture Department conducts performance tests on the products. If the initial tests are passed to the Department's satisfaction, a temporary license is issued and the producer may begin selling the products. The Agriculture Department then conducts more extensive testing before issuing a permanent license. The Company has obtained temporary licenses


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Securities and Exchange Commission
October 8, 2004
Page 6


for all of its existing products. The temporary licenses are renewable annually. Permanent licenses have a term of five years and are renewable at the end of the term. The Company currently has temporary licenses from the Agriculture Department for all of its existing products. The Company estimates that it will take between six months and one year to obtain the permanent licenses for the Company's existing products.

         The Company has added disclosure to the risk factor summarizing the license process in China.

WE HAVE BEEN THE SUBJECT OF A GOING CONCERN OPINION FOR THE YEAR ENDED. . . PAGE
3

         18. PLEASE CONSIDER CONSOLIDATING YOUR DISCUSSION UNDER THIS RISK FACTOR WITH THE DISCUSSION YOUR FIRST RISK FACTOR.

         The Company has consolidated the risk factors in response to the Staff's comments.

         19. PLEASE DISCLOSE YOUR ACCUMULATED LOSSES AS OF JUNE 30, 2004.

         The Company has revised the disclosure in response to the Staff's comments.

OUR BUSINESS IS SUBJECT TO FLUCTUATIONS WHICH MAY RESULT IN VOLATILITY... PAGE 3

         20. DISCUSS THE POTENTIAL EFFECT OF MARKET PRICE VOLATILITY ON YOUR STOCK AND ANY POTENTIAL EFFECT ON YOUR OPERATIONS.

         Market price volatility with respect to the Company's stock may result in lower prices for the Company stock, making it more difficult for the Company to obtain equity financing on terms and conditions which are favorable to the Company, if at all. The Company expects to continue to incur losses in the near future as it develops and markets its initial products. As a result, the Company will be dependent on additional debt or equity financing to fund its operations. If such financing is not available on terms which are acceptable to the Company, the Company may have to delay development of new products and/or reduce sales and marketing efforts for its existing products. Such actions may have an adverse effect on the Company results of operations. In addition, uncertainties with respect to the Company's ability to raise additional capital would make operational planning more difficult.

         The Company has revised the risk factor to include a similar discussion in response to the Staff's comments.

         21. TO THE EXTENT THAT YOU HAVE RELIABLE HISTORICAL INFORMATION, PLEASE REVISE TO PROVIDE THE HIGHEST AND LOWEST RANGE OF THE PRICE OF YOUR STOCK DURING THE


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Securities and Exchange Commission
October 8, 2004
Page 7


LAST TWO FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD TO ILLUSTRATE ITS HISTORIC VOLATILITY. PLEASE ALSO DISCLOSE THE SOURCE OF THIS INFORMATION.

         Since January 1, 2002, the market price for our comment stock as quoted on the OTC Bulletin Board has ranged from $0.05 to $1.00 (adjusted for stock splits). The Company has included this information in the risk factor.

         22. MANY OF THE BULLET POINTS INCLUDED IN THE RISK FACTOR WARRANT SEPARATE RISK FACTOR DISCLOSURE. TO THE EXTENT THAT THESE FACTORS HAVE BEEN DISCUSSED AS SEPARATE RISK FACTORS, DELETE THEM FROM THIS DISCUSSION. TO THE EXTENT THAT THEY HAVE NOT BEEN DISCUSSED AS SEPARATE RISK FACTORS, PLEASE CONSIDER INCLUDING SEPARATE RISK FACTOR DISCUSSIONS ADDRESSING THEM.

         The Company has revised the disclosure in response to the Staff's comments.

OUR SUCCESS DEPENDS IN PART ON OUR SUCCESSFUL DEVELOPMENT AND SALE OF PRODUCTS... PAGE 4

         23. IF YOU ARE AWARE OF ANY SPECIFIC COMPETITION, PRODUCTS IN DEVELOPMENT OR NEW PRODUCTS THAT YOUR COMPETITORS PROVIDE OR WILL SOON PROVIDE, DISCLOSE THESE COMPETITIVE THREATS AND THE POTENTIAL IMPACT OF THESE PRODUCTS OR PRODUCT INTRODUCTIONS ON YOUR BUSINESS. ALSO, YOU SHOULD CONSIDER NAMING YOUR MOST RELEVANT COMPETITORS, WHOSE BUSINESS ACTIVITIES COULD HAVE A MATERIAL ADVERSE EFFECT ON YOUR PROSPECTS OR BUSINESS GOING FORWARD. IF THERE ARE TOO MANY COMPETITORS TO NAME, PLEASE DISCLOSE THE APPROXIMATE NUMBER OF COMPETITORS IN YOUR TARGET MARKETS.

         The Company has revised the risk factor in response the Staff's comments. We note supplementally that the China bio-fertilizer market is still in a very early stage and is very fragmented, with no single producer or small of group of producers dominating the market. To some extend, however, the Company faces competition from large chemical fertilizer manufacturers in China, such as Sino-Arabic Chemical Fertilizer Company in national markets as well as Red Sun Group in Shandong and Jiangsu markets. These chemical fertilizer manufacturers have provided chemical fertilizers to farmers in China for several years and customers are more accustomed to using their established products as compared to new products.

         24. PLEASE REVISE THE RISK FACTOR TO DISCLOSE SPECIFICALLY HOW THIS RISK HAS AFFECTED AND WILL AFFECT YOUR OPERATIONS, CASH FLOWS, FINANCIAL CONDITION OR BUSINESS. FOR EXAMPLE, PLEASE DISCUSS ANY CURRENT OR PLANNED PROGRAMS YOU EXPECT TO CURTAIL IF FINANCING OR REVENUES ARE IMPACTED BY THE FAILURE OF PROGRAM OR IF YOU OTHERWISE FAIL TO MEET GOVERNMENTAL REGULATIONS OR VOLUNTARY QUALITY PROGRAMS. YOU MAY WISH TO CONSIDER PROVIDING SEPARATE DISCLOSURE UNDER ANOTHER RISK FACTOR DISCUSSION


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Securities and Exchange Commission
October 8, 2004
Page 8


ADDRESSING THE SUCCESS OF YOUR TESTING AND THE VARIOUS REGULATORY APPROVAL PROCESSES APPLICABLE TO YOUR PRODUCTS.

         The Company has revised the risk factor in response to the Staff's comments.

         25.  PLEASE  ALSO  DISCLOSE  THAT  PRODUCTS  YOU  CURRENTLY   HAVE  FOR
COMMERCIAL SALE AND WHEN YOU COMMENCED SALES OF THAT SPECIFIC PRODUCT.

         In November of 2003, the Company commenced sales of its first commercial product, a Photosynthetic Bacteria based bio-fertilizer product, in China market. Currently, the Company offers this product in three different forms (one in powder form and two in liquid form) and for different crop uses. The core powder form bio-fertilizer has fifteen different formulas for different type of crops. The powder formulas are applied as foliar bio-fertilizer. One liquid form of the product is used as foliar and as soil-applied bio-fertilizer, while the other liquid product is used in aquaculture as a water treatment and pathogen suppression agent.

         The Company has revised the risk factor to include information regarding its products in response to the Staff's comments.

OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO RETAIN AND RECRUIT KEY PERSONNEL... PAGE 4

         26. IDENTIFY THE "KEY" EXECUTIVES AND SCIENTIFIC, REGULATORY, AND MEDICAL ADVISORS ON WHOM YOU DEPEND.

         The Company relies key executives, including Wei Li (Chief Executive Officer), Da-chang Ju, Lian-jun Lou (Chief Financial Officer) and James Nian Zhan (Secretary). In addition, the Company relies on its key scientific personnel, including Dr. Daniel Qu (Vice President R&D), Guisheng Chen (Chief
Scientist) and Yuhong Pang (Vice President - New Product Development). The Company has revised the risk factor to identify key personnel in response to the Staff's comments.

         27. TO THE EXTENT THAT YOU HAVE EXPERIENCED PROBLEMS ATTRACTING AND RETAINING KEY PERSONNEL IN THE RECENT PAST, PLEASE REVISE TO DESCRIBE THESE PROBLEMS. ADDITIONALLY, IF ANY KEY EMPLOYEE HAS PLANS TO RETIRE OR LEAVE YOUR COMPANY IN THE NEAR FUTURE, PLEASE REVISE THE DISCUSSION TO DISCLOSE THIS INFORMATION.

         The Company has not experienced any specific problems attracting and retaining key personnel. The Company is not aware of any key employee that plans to retire or leave the Company in the near future.


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Securities and Exchange Commission
October 8, 2004
Page 9


         28. PLEASE STATE WHETHER YOU MAINTAIN EMPLOYMENT AGREEMENTS WITH YOUR KEY PERSONNEL, EMPLOYEES OR CONSULTANTS AND DISCLOSE THE TERM AND TERMINATION PROVISIONS OF ANY SUCH CONTRACTS.

         The Company  currently  has  employment  with two of its  employees  in
China: Lianjun Luo, Chief Financial Officer, and Bin Qu, Vice President of Research and Development. Each of these employment agreements are for three year terms, expiring in January 2006 and April 2006, respectively, and provide for severance payments equal to three-months upon a termination without cause. The Company does not currently have employment agreements with any other employees. The Company has revised the risk factor to include this information.

         From time to time, the Company enters into consulting agreements with consultants which generally provide for consulting services to be provided for a fixed term. At this time, the Company does not believe that the loss of services of any of Company's consultants would have a material impact on the Company or its business or operations.

WE CURRENTLY DO NOT HAVE SUFFICIENT REVENUES TO SUPPORT OUR BUSINESS. . . PAGE 4

         29. THIS RISK FACTOR APPEARS TO BE DISCUSSING THREE SEPARATE RISKS. MORE SPECIFICALLY, THE RISK FACTOR ASSOCIATED WITH YOUR NEED TO RAISE ADDITIONAL CAPITAL TO CONTINUE OPERATIONS; THE SEPARATE RISK THAT IF YOU ISSUED ADDITIONAL CAPITAL, THE DILUTION CONSEQUENCES OF SUCH AN ISSUANCE; AND THE SEPARATE RISK THAT RAISING FUNDS THROUGH COLLABORATIONS AND LICENSING ARRANGEMENTS MAY IMPOSE ON YOU. PLEASE REVISE THIS SECTION SUCH THAT EACH RISK FACTOR IS PRESENTED SEPARATELY.

         The Company has revised the disclosure in response to the Staff's comments.

         30. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE YOUR CURRENT BUSINESS PLANS, IN THE SHORT TERM AND THE LONG TERM. INCLUDE A DETAIL OF YOUR CURRENT CASH NEEDS TO CONDUCT THOSE BUSINESS PLANS FOR THE NEXT 24 MONTHS. ALSO REVISE TO DESCRIBE ANY ALTERNATIVE BUSINESS PLANS IF YOU ARE UNABLE TO RAISE THE CAPITAL REQUIRED TO CONDUCT OR EXPAND YOUR BUSINESS ACCORDING TO THESE PLANS.

         The Company has revised the disclosure in response to the Staff's comments.

RESTRICTIONS  ON  CURRENCY   EXCHANGE  MAY  LIMIT  OUR  ABILITY  TO  EFFECTIVELY
RECEIVE...PAGE 5

         31. PLEASE REVISE YOUR DISCLOSURE TO DISCUSS THE POTENTIAL IMPACT OF THE FOREIGN EXCHANGE RISK AND FOREIGN OWNERSHIP RESTRICTIONS ON YOUR OPERATING RESULTS. PLEASE ALSO INCLUDE A DISCUSSION OF ANY HEDGING ARRANGEMENTS YOU MAY EMPLOY, AND THE IMPACT YOU EXPECT THESE ARRANGEMENTS TO HAVE IN YOUR OPERATING RESULTS. IF YOU


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Securities and Exchange Commission
October 8, 2004
Page 10


EXPECT TO CONDUCT OPERATIONS IN COUNTRIES OTHER THAN CHINA WITHIN THE NEXT 24 MONTHS, PLEASE INCLUDE THESE COUNTRIES IN YOUR DISCUSSION.

         The Company has revised the disclosure in response to the Staff's comments. We note supplementally that the Company does not employ any hedging arrangements, or does it currently have plans to employ hedging arrangements. In addition, other the United States and China, the Company does not have plans to conduct operations in any other countries within the next 24 months.

         32. IF CHINA IS THE ONLY JURISDICTION OUTSIDE THE US IN WHICH YOU EXPECT TO CONDUCT OPERATIONS IN THE NEAR FUTURE, THEN PLEASE CONSIDER REVISING TO CONSOLIDATE YOUR DISCUSSION UNDER THE RISK FACTOR ENTITLED "CHANGES IN CHINA'S POLITICAL, SOCIAL, ECONOMIC OR LEGAL SYSTEMS COULD MATERIALLY HARM OUR BUSINESS" WITH THIS RISK FACTOR.

         The Company has revised the risk factors in response to the Staff's comments.

"CHANGES  IN  CHINA'S  POLITICAL,   SOCIAL,  ECONOMIC  OR  LEGAL  SYSTEMS  COULD
MATERIALLY..." PAGE 5

         33. PLEASE EXPLAIN WHAT, IF ANY, SPECIFIC POLITICAL, SOCIAL, ECONOMIC AND LEGAL RISKS YOU HAVE HISTORICALLY EXPERIENCED IN CONDUCTING OPERATIONS IN CHINA.

         The Company has historically benefited from government programs in China which seek to encourage economic development in general and development of biotechnology-agriculture products in particular. A change in these policies of encouraging development in the industry in which the Company operates could have a material adverse effect on the Company's business and operations by making it more costly for the Company to develop and manufacture its products. These policies could be changed by the Chinese government for various political or economic reasons.

         The Company has revised the risk factor to more clearly describe the primary risk.

OUR ABILITY TO GENERATE REVENUES COULD SUFFER IF THE CHINESE AG-BIOTECHNOLOGY MARKET... PAGE 6

         34. PLEASE REVISE TO DISCUSS THE LENGTH OF TIME YOU ANTICIPATE IT WILL TAKE TO DEVELOP THE AG-BIOTECHNOLOGY INDUSTRY IN CHINA, AND ALSO HOW YOU EXPECT TO WILL FUND YOUR OPERATIONS, OR WHAT OTHER IMPACT THE DEVELOPMENT COURSE OF THE INDUSTRY IN CHINA WILL HAVE ON YOUR OPERATIONS.

         The Company has revised the risk factor in response to the Staff's comments.


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Securities and Exchange Commission
October 8, 2004
Page 11


WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS...PAGE
6

         35. FOR EACH DRUG OR PROGRAM, PLEASE IDENTIFY THE FOREIGN REGULATORY AGENCIES FROM WHICH YOU CURRENTLY INTEND TO SEEK APPROVAL OR PROTECTION, AND STATE HOW FAR YOU HAVE PROGRESSED IN FILING THE APPLICATIONS.

         Please see the Company's response to #17 above.

         36. REVISE TO DISCLOSE YOUR DEPENDENCE UPON, THE DURATION OF, AND EFFECT OF ALL PATENTS, TRADEMARKS, AND LICENSES.

         The Company has revised the disclosure in the risk factors to include a discussion of the Company's dependence on patents in response to the Staff's comments. We note supplementally that the Company does not have any intellectual property licenses. In addition, while the Company has filed several trademarks for its products, for the reasons previously discussed in this response letter the Company does not believe its business is dependent on continued use of these trademarks or would be materially adversely affected if the Company's right to use its trademarks was challenged.

WE MAY BECOME INVOLVED IN INTELLECTUAL PROPERTY LITIGATION... PAGE 6

         37. EXPAND YOUR DISCUSSION TO INCLUDE THE NUMBER OF PATENTS YOU HAVE, THE NUMBER OF PATENT APPLICATIONS YOU HAVE FILED AND WHICH COUNTRIES YOU HAVE FILED THEM IN, AS WELL AS THE NUMBER OF PATENTS LICENSED TO YOU. IDENTIFY ANY PRODUCTS IN DEVELOPMENT TO WHICH THESE PATENTS AND PATENT APPLICATIONS ATTACH. IN YOUR DISCUSSION, BRIEFLY DESCRIBE YOUR PATENTS FOR ANY KEY PRODUCTS AND THE EXPIRATION DATE OF SUCH PATENTS.

         The Company has revised the risk factor disclosures to include the patents and patent applications that the Company currently has and the countries in which they are filed. We note supplementally that the Company has only one patent filed in China and no currently pending patent applications.

         In addition, the Company has filed several trademarks for its products. If these trademarks were challenged, the Company may have to change the marks under which its products are sold, packaging and marketing and other promotional materials to use a different product name or mark. However, as stated above in this response letter, the Company does not believe its business is dependent on continued use of these trademarks or would be materially adversely affected if the Company's right to use its trademarks was challenged.

         38. TO THE EXTENT THAT YOU HAVE RECEIVED ANY COMMUNICATIONS, ALLEGATIONS, COMPLAINTS, AND THREATS OF LITIGATION RELATED TO THE POSSIBILITY THAT YOU MIGHT HAVE INFRINGED PATENTS HELD BY OTHERS, INCLUDE A DISCUSSION OF THE POTENTIAL INFRINGEMENT

Securities and Exchange Commission
October 8, 2004
Page 12


AND POTENTIAL CONSEQUENCES. THE CONSEQUENCES SHOULD INCLUDE THE EXPENSE OF LITIGATION AS WELL AS THE CONSEQUENCES IF IT IS DETERMINED THAT YOU ARE INFRINGING ON A THIRD PARTY'S INTELLECTUAL PROPERTY.

         The  Company  has  not   received  any   communications,   allegations,
complaints  or  threats  of  litigation   related  any   intellectual   property
infringement.

WE FACE TECHNICAL RISKS ASSOCIATED WITH COMMERCIALIZING OUR TECHNOLOGY... PAGE 7

         39. IN ADDITION, IN YOUR BUSINESS SECTION, PLEASE DISCLOSE YOUR BROAD PLAN, INCLUDING STRATEGIES, TO COMPETE IN YOUR INDUSTRY.

         The Company has included additional disclosure in the Business section of the SB-2 Amendment in response to the Staff's comments.

"IF AN ACTIVE TRADING MARKET FOR OUR SECURITIES DOES NOT REMAIN IN EXISTENCE..." PAGE 7

         40. PLEASE DISCLOSE THE CURRENT TRADING VOLUME OF YOUR COMMON STOCK AS WELL AS THE PRICE PER SHARE AS OF A RECENT DATE. PLEASE ALSO DISCLOSE THE NUMBER OF SHAREHOLDERS YOU HAD AS OF A RECENT DATE.

         The Company has revised the risk factor in response to the Staff's comments.

WE ARE CONTROLLED BY TWO EXISTING STOCKHOLDERS, WHOSE INTEREST MAY DIFFER...PAGE
7

         41. WE NOTE THAT NUMEROUS EMPIRICAL STUDIES HAVE CONCLUDED THAT ANTI-TAKEOVER MEASURES DO NOT PRECLUDE UNSOLICITED TAKEOVERS, HAVE NO MAJOR EFFECT ON THE STOCK PRICE OF PUBLIC COMPANIES NOT SUBJECT TO TAKEOVER SPECULATION, AND ACTUALLY LEAD TO HIGHER TAKEOVER PREMIUMS FOR TARGET COMPANIES. SEE, FOR EXAMPLE, R. COMMERT & G. SCHWERT, POISON OR PLACEBO? EVIDENCE ON THE DETERRENCE AND WEALTH EFFECTS OF MODERN ANTI-TAKEOVER MEASURES, 39 JOURNAL OF FINANCIAL ECONOMICS 3 (1995). ACCORDINGLY, IT DOES NOT APPEAR THAT THE RISK, AS FRAMED BY THE COMPANY, IS AN ACTUAL RISK TO INVESTORS. THE EXACT RISK SHOULD BE CLEAR FROM THE CAPTION, AND ACCOMPANYING DISCUSSION MUST EXPLAIN HOW THE DISCLOSED RISK AFFECTS THE ISSUER OR THE OFFERING. IT APPEARS THAT THE MORE SIGNIFICANT RISK TO INVESTORS IS HOW THESE MEASURES MAY PREVENT OR FRUSTRATE ANY ATTEMPT TO REPLACE OR REMOVE THE CURRENT MANAGEMENT OF THE COMPANY BY SHAREHOLDERS. PLEASE REVISE THIS SUBHEADING AND RISK FACTOR TO MORE CLEARLY
DISCLOSE THE ACTUAL RISKS OF THIS AND ANY OTHER APPLICABLE ANTI-TAKEOVER MEASURES, OR DELETE THE RISK FACTOR.

         The Company acknowledges the Staff's comments and has revised the risk factor accordingly.

Securities and Exchange Commission
October 8, 2004
Page 13


THE POTENTIAL DESIGNATION OF OUR COMMON STOCK AS A "PENNY STOCK" COULD IMPACT... PAGE 8

         42. CONSIDER REVISING YOUR DISCLOSURE TO CONSOLIDATE YOUR DISCUSSION IN THIS RISK FACTOR WITH YOUR DISCUSSION IN THE RISK FACTOR ENTITLED, "BROKER-DEALER REQUIREMENTS IMPOSED BY THE DESIGNATION OF OUR STOCK AS A `PENNY STOCK' MAY AFFECT THE TRADING MARKET FOR OUR COMMON STOCK."

         The Company has consolidated the risk factors in response to the Staff's comments.

         43. WE NOTE YOUR DISCLOSURE THAT YOUR COMMON STOCK "COULD BE CONSIDERED TO BE A PENNY-STOCK." GIVEN THE PRICE OF YOUR COMMON STOCK, PLEASE INDICATE IF YOU ARE A PENNY STOCK COMPANY OR NOT.

         The Company has revised the risk factor in response to the Staff's comments to indicate that the Company's stock is a penny-stock.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE, PAGE 8

         44. PLEASE REVISE TO CLEARLY STATE THAT READERS SHOULD NOT RELY ON AN INVESTMENT IN YOUR COMPANY IF THEY REQUIRE DIVIDEND INCOME AND AN INCOME TO THEM WOULD ONLY COME FROM ANY RISE IN THE MARKET PRICE OF YOUR STOCK, WHICH IS UNCERTAIN AND UNPREDICTABLE.

         The Company has revised the risk factor in response to the Staff's comments.

FUTURE SALES BY OUR STOCKHOLDERS MAY NEGATIVELY AFFECT OUR STOCK PRICE AND OUR... PAGE 8

         45. PLEASE REVISE TO INCLUDE THE NUMBER OF YOUR PRESENTLY OUTSTANDING SHARES, THE NUMBER THAT IS FREELY TRADABLE AND THE NUMBER THAT IS SUBJECT TO RULE 144. IN ADDITION, PLEASE DISCLOSE THE NUMBER OF SHARES YOU HAVE CURRENTLY REGISTERED FOR RESALE BY SELLING SHAREHOLDER.

         The Company has revised the risk factor in response to the Staff's comments. As of October 1, 2004, there were 40,353,710 shares of the Company's common stock issued and outstanding. Of the outstanding shares, to the Company's knowledge approximately 3,983,300 are freely trading and approximately 36,370,410 are "restricted securities" subject to Rule 144.

EXISTING STOCKHOLDERS WILL EXPERIENCE SIGNIFICANT DILUTION FROM OUR SALE OF...PAGE 8

Securities and Exchange Commission
October 8, 2004
Page 14


         46. PLEASE DISCLOSE THE NUMBER OF SHARES YOU ARE REGISTERING IN THIS REGISTRATION STATEMENT. PLEASE ALSO DISCLOSE YOUR STOCK PRICE AS OF A RECENT DATE.

         The Company has included the disclosure in response to the Staff's comments.

         47. PLEASE QUANTIFY THE DILUTION YOUR EXISTING SHAREHOLDERS WOULD EXPERIENCE IF YOU WERE TO DRAW DOWN ON THE FULL $10 MILLION UNDER THE INVESTMENT AGREEMENT AT THE CURRENT MARKET RISK.

         The Company has revised the risk factor in response to the Staff's comments.

WE MAY NOT BE ABLE TO ACCESS SUFFICIENT FUNDS UNDER THE EQUITY LINE OF CREDIT..., PAGE 9

         48. PLEASE ADD THAT THE MAXIMUM AMOUNT YOU MAY DRAWN DOWN UNDER THE STANDBY AGREEMENT IS $10 MILLION.

         The Company has revised the risk factor in response to the Staff's comments.

USE OF PROCEEDS, PAGE 11

         49. PLEASE DISCLOSE MORE SPECIFIC INFORMATION AS TO THE USE OF FUNDS FOR YOUR MANUFACTURING FACILITY CONSTRUCTION. FOR EXAMPLE, WHEN WILL YOU COMMENCE CONSTRUCTION, AND AT WHAT SITE WILL CONSTRUCTION TAKE PLACE? WHAT IS THE APPROXIMATE COST FOR BUILDING THE FACILITY?

         The Company has planned to divide the construction of its primary manufacturing facility in Shandong province in China into three separate phases. Phase I, which commenced in October of 2002, has been completed at a cost of approximately $1.5 million. The Company plans to begin Phase II and III on the same site in Shandong, China as soon as possible after raising sufficient additional capital. The total cost for final two phases of construction of the manufacturing facility construction is estimated to be at least $2.5 million.

         The Company has included additional disclosure regarding construction of the facility in the use of proceeds section of the SB-2 Amendment.

         50. WE NOTE THE DISCLOSURE IN THE TABLE UNDER THE CATEGORY "GENERAL ADMINISTRATIVE AND OPERATION EXPENSES." MORE SPECIFICALLY, IT APPEARS YOUR EXPENSES RELATED TO ADMINISTRATIVE COSTS WILL INCREASE AS THE AMOUNT OF YOUR GROSS PROCEEDS INCREASES. PLEASE SUPPLEMENTALLY EXPLAIN TO US WHY.

         The greater the gross proceeds the Company receives from "drawing down" more on the standby equity distribution agreement with Cornell Capital, the more likely the

Securities and Exchange Commission
October 8, 2004
Page 15


Company will be to hire additional personnel in the United States and invest additional funds in the Company's infrastructure. The cost of the additional personnel, office automation and capital improvements in facilities would result in higher general administrative and operating expenses. The Company's decision on how much it will draw-down under the agreement with Cornell Capital will be based upon not only the Company's capital needs, but also the then-current market price for the Company's stock and the terms of alternative funding sources.

         The Company may avoid issuing shares to Cornell Capital under the standby equity distribution agreement if the Company determines that, because market price for the Company's stock is low, it would be too costly to the Company and its stockholders (due to dilution) to sell the shares to Cornell Capital. If this is the case, and alternative funding sources are not available on favorable terms, the Company would like postpone or reduce the additional hiring and infrastructure investment, resulting in lower general administrative and operating expenses.

         51. WE NOTE YOUR DISCLOSURE THAT YOU INTEND TO REPAY A SHORT-TERM NOTE. PLEASE IDENTIFY THE PARTY YOU INTEND TO REPAY THIS NOTE. IN ADDITION, IN YOUR LIQUIDITY AND CAPITAL RESOURCES SECTION, PLEASE PROVIDE A DESCRIPTION OF THE LOAN YOU OWE TO SUCH PARTY, INCLUDING THE AMOUNT, DATE YOU ENTERED INTO THE AGREEMENT, THE TERMS OF THE NOTE/LOAN, AND MATURITY DATE. TO THE EXTENT APPLICABLE, PLEASE ALSO DISCLOSE THE INFORMATION IN YOUR CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS SECTION OF THE DOCUMENT. WE ALSO NOTE THAT THE INTEREST RATE AND MATURITY AS WELL AS THE USE OF PROCEEDS OF THE INDEBTEDNESS SHOULD BE DISCLOSED IN YOUR USE OF PROCEEDS SECTION IF THIS DEBT WAS INCURRED WITHIN ONE YEAR. SEE INSTRUCTION 1 TO ITEM 504 OF REGULATION S-B.

         The short term loan in the amount of $100,000 was borrowed from the China Star Investment Group in October 2003, pursuant to a convertible note which accrues interest at the rate of 12% per annum and was initially due in October 2004. In May of 2004, China Star Investment Group to waive the right to convert the note into equity and at the same time the maturity date was amended to June 31, 2004. The Company and China Star Investment Group subsequently agreed to extend the maturity until December 31, 2004. As of June 31, 2004, the outstanding balance of this loan was $71,020.

         The Company has revised the Use of Proceeds section and Certain Relationships and Related Transaction section of the SB-2 Amendment in response to the Staff's comments.

SELLING STOCKHOLDERS, P. 11 AND PLAN OF DISTRIBUTION, P. 15

         52. PLEASE ADVISE YOUR DISCLOSURE TO CONFIRM THAT ANY CHANGE IN SELLING STOCKHOLDERS WILL BE IDENTIFIED IN PROSPECTUS SUPPLEMENT(S), AS APPLICABLE, PRIOR TO

Securities and Exchange Commission
October 8, 2004
Page 16


THE SALE OR TRANSFER OF SECURITIES. NORMALLY, ABSENT CIRCUMSTANCES INDICATING THAT THE CHANGE IS MATERIAL, REVISIONS IN IDENTIFIED STOCKHOLDERS MAY BE REFLECTED BY THE FILING OF A RULE 424(B) PROSPECTUS SUPPLEMENT DESCRIBING THE CHANGE AND SETTING FORTH THE INFORMATION REQUIRED BY ITEM 507 OF REGULATION S-B. OF COURSE, THIS ASSUMES THE CHANGE DOES NOT INVOLVE INCREASING THE NUMBER OF SHARES OR DOLLAR AMOUNT REGISTERED, OR INCLUDE SHARES FROM A TRANSACTION OTHER THAN THE ONE TO WHICH THE ORIGINAL FILING RELATED. PLEASE NOTE THAT THE ABILITY TO REFLECT CHANGES IN SELLING STOCKHOLDERS BY RULE 424 DOES NOT PERMIT THE NAMES OF KNOWN SELLING STOCKHOLDERS TO BE OMITTED FROM ANY ORIGINAL FILING.

         The Company has revised the disclosure in response to the Staff's comments. In addition, the Company's notes the requirements for identifying changes in the selling stockholders.

         53. IF ANY SELLING SECURITY HOLDER ENTERS INTO AN AGREEMENT WITH AN UNDERWRITER TO DO A FIRM COMMITMENT OFFERING, THE STAFF VIEWS THIS AS A MATERIAL CHANGE IN THE PLAN OF DISTRIBUTION WHICH REQUIRES A POST-EFFECTIVE AMENDMENT. THE STAFF MUST DECLARE THE FILING EFFECTIVE PRIOR TO COMMENCEMENT OF THE
OFFERING. CONFIRM TO US THAT YOU WILL FILE A POST-EFFECTIVE AMENDMENT IF ANY SELLING SECURITY HOLDER ENTERS INTO A FIRM COMMITMENT OFFERING AGREEMENT WITH AN UNDERWRITER.

         The Company notes the Staff's comments and confirms that it will file a post-effective amendment if any selling security holder enters into a firm commitment offering agreement with an underwriter.

         54. WE NOTE THAT YOU STATE THAT ANY SELLING STOCKHOLDERS THAT ARE BROKER-DEALERS OR AFFILIATED PERSONS OF BROKER-DEALERS "MAY ALSO BE DEEMED TO BE" UNDERWRITERS AND THAT COMPENSATION TO THIS MAY BE DEEMED TO BE UNDERWRITING COMMISSIONS OR DISCOUNTS. IF ANY SELLING STOCKHOLDERS ARE BROKER-DEALERS OR AFFILIATED PERSONS, STATE IN THE PROSPECTUS THAT THEY "ARE" UNDERWRITERS.

         The Company has revised the disclosure in response to the Staff's comments. Other than Newbridge Securities Corporation and WestPark Capital, Inc., none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

         55. IN ADDITION, WITH RESPECT TO CORNELL CAPITAL, PLEASE REVISE TO MAKE CLEAR THAT CORNELL CAPITAL "IS" AN UNDERWRITER.

         The Company has revised the disclosure in response to the Staff's comment.

         56. WE NOTE IN THE SELLING STOCKHOLDER TABLE THAT SEVERAL SELLING STOCKHOLDERS ARE NON-NATURAL PERSONS. IF THE ENTITY IS NONPUBLIC, PLEASE REVISE TO

Securities and Exchange Commission
October 8, 2004
Page 17


IDENTIFY THE NATURAL PERSON(S) WITH DISPOSITIVE, VOTING OR INVESTMENT CONTROL OF THE ENTITY.

         The Company has revised the selling stockholder table and footnotes to the table in response to the Staff's comments.

         57. WE NOTE IN THE SELLING SECURITY HOLDER TABLE THAT SEVERAL SELLING STOCKHOLDERS ARE NON-NATURAL PERSONS. IF ANY SELLING SECURITY HOLDER IS AN AFFILIATE OF A BROKER-DEALER, EITHER STATE THAT THE SELLING SECURITY HOLDER IS AN UNDERWRITER OR REPRESENT THAT THE SELLING STOCKHOLDERS PURCHASED SECURITIES
IN THE ORDINARY COURSE OF BUSINESS, AND AT THE TIME OF PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLING SECURITY HOLDER HAD NO AGREEMENT OR UNDERSTANDING, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES. PLEASE ALSO STATE THAT TO THE EXTENT THAT YOU BECOME AWARE THAT ANY SELLING STOCKHOLDERS DID NOT ACQUIRE THEIR SECURITIES IN THE ORDINARY COURSE OF BUSINESS OR DID HAVE SUCH AN AGREEMENT OR UNDERSTANDING, YOU WILL FILE AN AMENDMENT TO THIS REGISTRATION STATEMENT TO DESIGNATE SUCH AFFILIATE AS AN "UNDERWRITER" WITHIN THE MEANING OF THE SECURITIES ACT.

         The Company has revised the disclosure in response to the Staff's comments.

         Newbridge Securities Corporation and WestPark Capital, Inc. are each registered broker-dealers and have been identified as such in the SB-2 Amendment. None of the other selling stockholders are either a registered broker-dealer or an affiliate of a broker-dealer.

         58. PLEASE ADVISE US OF THE BUSINESS OF CORNELL CAPITAL PARTNERS, WESTPARK CAPITAL, INC., AND NEWBRIDGE SECURITIES CORPORATION, RESPECTIVELY.

         Cornell Capital Partners, LP is private equity fund, which invests primarily in growing companies in the small to mid-cap realm.

         Newbridge Securities Corporation provides securities brokerage and investment banking services to a broad based group of individuals and corporate clients. Newbridge Securities Corporation is a registered broker-dealer.

         WestPark Capital, Inc. is an investment banking and securities brokerage firm which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. WestPark Capital, Inc. is a registered broker-dealer.

         59. PLEASE ADVISE US OF THE AFFILIATION OR RELATIONSHIP, IF ANY, BETWEEN CORNELL CAPITAL, WESTPARK CAPITAL, INC., AND NEWBRIDGE SECURITIES AND ANY OF YOUR DIRECTORS AND EXECUTIVE OFFICERS.

Securities and Exchange Commission
October 8, 2004
Page 18


         The Company engaged WestPark Capital, Inc. in 2003 to provide investment banking services. The Company has entered into the standby equity distribution agreement with Cornell Capital Partners, LP and engaged Newbridge Securities Corporation to act as placement agent in connection with the standby equity distribution agreement. Other than the foregoing business relationships, there are no affiliations or relationships between any of our directors and executive officers and any of Cornell Capital Partners, LP, Newbridge Securities Corporation and WestPark Capital, Inc.

ISSUANCE OF WARRANT, PAGE 12

         60. PLEASE DISCLOSE THE AGGREGATE DOLLAR VALUE OF THE COMMON STOCK TO BE ISSUED UPON THE EXERCISE OF THE WARRANTS.

         The Company has revised the disclosure in response to the Staff's comment.

ISSUANCE OF CONVERTIBLE NOTES, PAGE 12

         61. PLEASE DISCLOSE THE AGGREGATE DOLLAR VALUE OF THE 2 MILLION SHARES OF COMMON STOCK ISSUED TO TZE MING HSU.

         As of June 8, 2004, the date of conversion of the convertible note issued to Tze Ming Hsu, the 2 million shares of common stock issued upon such conversion had an aggregate dollar value of $700,000 based on the closing price of the Company's common stock on that date ($0.35) as reported by the OTC Bulletin Board. The Company has revised the disclosure in the SB-2 Amendment to include this information.

EQUITY LINE OF CREDIT, PAGE 13

         62. PLEASE CLARIFY WHAT YOU MEAN BY THE STATEMENT  CORNELL "WILL RETAIN
4% OF EACH ADVANCE...."  PLEASE RECONCILE THIS STATEMENT WITH THE STATEMENT THAT
CORNELL "WILL PAY 99% OF THE MARKET PRICE, WHICH IS DEFINED AS THE LOWEST VOLUME
WEIGHTED AVERAGE PRICE...." WE MAY HAVE ADDITIONAL COMMENTS.

         The standby equity distribution agreement provides that Cornell Capital will pay 99% of the market price (as defined in the agreement) for shares of the Company's common stock, but will retain 4% of each advance as a fee. As a result, after deducting the 4% fee for each advance, the Company will actually receive net proceeds equal to approximately 95% of the defined market price of the common stock from each advance. The Company has revised the SB-2 Amendment to more clearly describe the arrangement.

         63. PLEASE REVISE YOUR DISCUSSION TO INCLUDE THE FOLLOWING INFORMATION:

Securities and Exchange Commission
October 8, 2004
Page 19


         o THE PERCENTAGE OF OUTSTANDING SECURITIES THAT THE SHARES REGISTERED UNDER THIS REGISTRATION STATEMENT REPRESENT; AND

         o ANY CONDITIONS TO CLOSING THAT MIGHT ENABLE CORNELL CAPITAL PARTNERS TO AVOID THEIR OBLIGATION TO PURCHASE SHARES UNDER THE AGREEMENT.

         The Company has revised the disclosure in response to the Staff's comments.

         64. IT IS UNCLEAR WHETHER OR NOT THE NASD WOULD REQUIRE SHAREHOLDER APPROVAL OF THE ISSUANCE OF SHARES UNDER THE EQUITY LINE. PLEASE PROVIDE US YOUR ANALYSIS. IF SHAREHOLDER APPROVAL IS REQUIRED, SO STATE IN A SEPARATE FINANCE-RELATED RISK FACTOR AND DISCLOSE WHETHER CORNELL CAPITAL IS ABLE TO VOTE ANY OF THE SHARES IT ACQUIRES UNDER THE EQUITY LINE AGREEMENT IN A SUBSEQUENT VOTE APPROVING THE EQUITY LINE. REFER TO THE NASD'S INTERPRETIVE MATERIAL REGARDING FUTURE PRICED SECURITIES.

         The Company's common stock is currently quoted on the OTC Bulletin Board. As a result, the Company is not subject to the NASD continued listing requirements, and the shareholder approval requirement for issuance of certain securities does not apply to the Company.

         If, in the future, the Company's securities become listed on Nasdaq, the Company would then be required to comply with the shareholder approval requirements.

         65. PLEASE EXPAND THE DISCUSSION TO INCLUDE ALTERNATIVE FINANCING METHODS YOU CONSIDERED PRIOR TO ENTERING INTO THE ARRANGEMENT WITH CORNELL AND WHY YOU ULTIMATELY SELECTED THE STANDBY EQUITY DISTRIBUTION AGREEMENT.

         The Company has revised the disclosure in response to the Staff's comments. Prior to entering the arrangement with Cornell Capital Partners, the Company explored several alternative financing arrangements. In this process, the Company had discussions with venture capital firms, institutional funds and high net worth individuals. The Company did not pursue alternative funding sources for various reasons, including high cost, relatively smaller funding commitments and complicated structures. The Company ultimately entered into the Standby Equity Distribution Agreement with Cornell Capital Partners, LP because the Company believes it offers the flexibility of being able to draw-down only when the Company determines it is necessary or advantageous, a reasonable overall cost and a sufficient funding commitment to meet the Company's expected liquidity needs for the next 24 months.

Securities and Exchange Commission
October 8, 2004
Page 20


DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 16

         66. FOR EACH DIRECTOR AND EXECUTIVE OFFICER OF THE COMPANY, PLEASE REVISE YOUR DISCLOSURE TO SET FORTH THE INFORMATION REQUIRED BY ITEM 401 OF
REGISTRATION S-B, INCLUDING THE PERSON'S BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS; AND OTHER DIRECTORSHIPS HELD IN REPORTING COMPANIES NAMING EACH COMPANY. CURRENTLY, THE BUSINESS DESCRIPTION OF MANY OF YOUR DIRECTORS AND DO NOT APPEAR TO MEET THE REQUIREMENTS OF ITEM 401 OF REGULATION S-B.

         The Company has revised the disclosure in response to the Staff's comments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGES 17-18

         67. WE NOTE IN THE BENEFICIAL OWNERSHIP TABLE THAT SEVERAL STOCKHOLDERS ARE NON-NATURAL PERSONS. IF THE ENTITY IS NONPUBLIC, PLEASE REVISE TO IDENTIFY THE NATURAL PERSON(S) WITH DISPOSITIVE, VOTING OR INVESTMENT CONTROL OF THE ENTITY.

         The Company has revised the beneficial ownership table and footnotes in response to the Staff's comments.

DESCRIPTION OF SECURITIES, PAGE 19

         68. YOUR CURRENT DISCLOSURE DOES NOT APPEAR TO PROVIDE ALL THE INFORMATION REQUIRED BY ITEM 202 OF REGULATION S-B. FOR EXAMPLE, YOUR DISCLOSURE MUST PROVIDE ANY PROVISION IN YOUR CHARTER OR BYLAWS THAT WOULD DELAY, DEFER OR PREVENT A CHANGE IN CONTROL. TO THE EXTENT THAT NO SUCH PROVISIONS EXIST, PLEASE SO INDICATE. PLEASE REVISE YOUR DISCLOSURE TO COMPLY WITH ITEM 202.

         The Company has revised the disclosure in response to the Staff's comments.

DESCRIPTION OF BUSINESS, PAGE 19

         69. IT IS UNCLEAR WHAT PRODUCTS YOU CURRENTLY HAVE AVAILABLE FOR COMMERCIAL SALE AND WHAT PRODUCTS ARE IN THE DEVELOPMENT STAGE. PLEASE REVISE TO INCLUDE A BRIEF DESCRIPTION OF ALL OF YOUR PRODUCTS CURRENTLY AVAILABLE FOR COMMERCIAL SALE. YOUR DISCUSSION SHOULD INCLUDE WHEN YOU COMMENCED SALES AND THE TARGET MARKET. WITH RESPECT TO PRODUCTS CURRENTLY IN DEVELOPMENT, PLEASE DESCRIBE SUCH PROPOSED PRODUCTS, WHAT REGULATORY APPROVALS YOU NEED TO COMMENCE COMMERCIAL SALES AND WHEN YOU EXPECT TO COMMENCE COMMERCIAL SALES.

         The Company has revised the disclosure in response to the Staff's comments.

         70. WE NOTE YOUR LIMITED DISCUSSIONS REGARDING POTENTIAL RESEARCH RELATIONSHIPS WITH SEVERAL UNIVERSITIES IN CHINA AND THE U.S. TO THE EXTENT YOU HAVE

Securities and Exchange Commission
October 8, 2004
Page 21


ENTERED INTO ANY AGREEMENTS WITH SUCH PARTIES, PLEASE FILE THE AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT. IN ADDITION, PLEASE EXPAND THE BUSINESS SECTION TO ADD DISCLOSURE DESCRIBING THE MATERIAL TERMS OF ANY MATERIAL COLLABORATIONS AND LICENSE AGREEMENTS. WHERE APPLICABLE, PLEASE BE SURE THAT YOU HAVE DISCLOSED THE FOLLOWING INFORMATION FOR REACH:

         o        ALL  MATERIAL  RIGHTS  AND  OBLIGATIONS  OF THE  PARTS  TO THE
                  AGREEMENT;

         o        PAYMENTS RECEIVED/MADE TO DATE;

         o        ADDITIONAL AGGREGATE POTENTIAL PAYMENTS;

         o        ANY REVENUE SHARING ARRANGEMENTS; AND

         o        EXPIRATION DATE AND TERMINATION PROVISIONS.

         PLEASE NOTE THAT AGGREGATE LICENSING AND AGGREGATE MILESTONE PAYMENTS SHOULD BE DISCLOSED AND QUANTIFIED. IF YOU DETERMINE THAT ANY SUCH ARRANGEMENTS IS NOT MATERIAL AND THEREFORE, NO ADDITIONAL DISCLOSURE IS WARRANTED, PLEASE EXPLAIN WHY THE RELEVANT BUSINESS ARRANGEMENT IS NOT MATERIAL.

         Other than the Company's agreement with China Agricultural University, pursuant to which the Company acquired patent rights from the university, the Company has not yet entered into formal arrangements regarding research relationships with Universities. As part of the Company's business plan, the Company is currently exploring these types of relationships with several universities in both China and the United States. The Company has revised the Business section in the SB-2 Amendment in response to the Staff's comments. In addition, the Company has filed its agreement with China Agricultural University as Exhibit 10.5 to the SB-2 Amendment.

         71. PLEASE DISCLOSE THE NUMBER OF FULL TIME AND PART EMPLOYEES YOU CURRENTLY HAVE. IN ADDITION, PLEASE DISCLOSE THE STATUS OF YOUR RELATIONS WITH YOUR EMPLOYEES.

         The Company has revised the disclosure in the SB-2 Amendment in response to the Staff's comment. We note that the Company currently has 69 full-time employees in China and 4 full-time employees in the United States. In addition, the Company currently employs 43 temporary or part-time employees in China and 1 part-time employee in the United States. The Company considers its relations with its employees to be good.

Securities and Exchange Commission
October 8, 2004
Page 22


BUSINESS AND OPERATIONS, PAGE 20

         72. WE NOTE YOUR DISCLOSURE THAT YOU ARE "ACQUIRING TECHNOLOGIES TO REDUCE RESEARCH AND DEVELOPMENT COSTS AND SHORTEN COMMERCIALIZATION CYCLES." PLEASE DESCRIBE WHAT SPECIFIC TECHNOLOGIES YOU ARE ACQUIRING. IN ADDITION, IF THE ACQUISITION OF SUCH TECHNOLOGIES IS MATERIAL TO YOUR OPERATIONS, PLEASE
DESCRIBE FILE THE AGREEMENTS AS EXHIBITS AND PROVIDE A DESCRIPTION OF THE MATERIAL TERMS OF THE AGREEMENTS.

         The Company has revised the disclosure in the SB-2 Amendment in response to the Staff's comments.

MARKET OVERVIEW, PAGE 22

         73. PLEASE PROVIDE US WITH APPROPRIATE ANNOTATED DOCUMENTARY SUPPORT FROM WHICH THE INFORMATION CONTAINED IN THIS SECTION WAS DERIVED.

         The statistical information contained in the Market Overview section is derived from the office website of the China Central Statistics Bureau, which can be found at HTTP://210.72.32.26/YEARBOOK2001/INDEXC.HTM. The information is also included in the book CHINESE AGRICULTURAL YEARBOOK 2002, published by China Agricultural Publisher on October 21, 2002. We have supplementally provided an English translation of the relevant portions along with this letter.

FACILITIES AND EQUIPMENT, PAGE 23

         74. PLEASE INDICATE WHERE YOUR MANUFACTURING NEEDS TAKE PLACE. FOR EXAMPLE, DO YOU OUTSOURCE ALL OF YOUR MANUFACTURING NEEDS OR ARE THEY CONDUCTED IN-HOUSE? TO THE EXTENT YOUR MANUFACTURING NEEDS ARE CONDUCTED BY THIRD PARTIES, PLEASE DESCRIBE THE TERMS OF THE BUSINESS ARRANGEMENTS. IF YOU HAVE ANY AGREEMENT WITH SUCH PARTIES, PLEASE ALSO FILE THEM AS AGREEMENT TO THIS REGISTRATION STATEMENT.

         The Company currently satisfies all of its manufacturing needs in-house at the Company's facilities in China. The Company does not have any agreements with third parties for the manufacture of its products.

SOURCE OF RAW MATERIALS, PAGE 23

         75. PLEASE IDENTIFY THE SUPPLIERS OF YOUR MAJOR RAW MATERIALS. TO THE EXTENT YOU HAVE ANY AGREEMENTS WITH SUCH SUPPLIERS, PLEASE FILE THE AGREEMENTS AS EXHIBITS, AND PROVIDE A DESCRIPTION OF THE MATERIAL TERMS OF THE AGREEMENTS. PLEASE ALSO INDICATE HISTORICALLY IF SUCH SUPPLIER HAS SUFFICIENTLY MET YOUR SUPPLY NEEDS, AND WHETHER OR NOT YOU HAVE ALTERNATIVE SOURCES OF SUPPLIERS FOR YOUR MAJOR RAW MATERIALS.

Securities and Exchange Commission
October 8, 2004
Page 23


         The Company has revised the disclosure in response to the Staff's comments. We note supplementally that the Company purchases its raw materials from a variety of suppliers, does not rely any individual or group of suppliers, and does not have any agreements with such suppliers. The key raw materials used in production of the Company's products are widely available from numerous suppliers. Historically, the Company has not experienced in difficulty in procuring adequate quantities of raw materials. The Company does not anticipate any difficulties in procuring sufficient amounts of raw materials for its business for the foreseeable future.

DEPENDENCE ON CUSTOMERS, PAGE 24

         76. PLEASE IDENTIFY EACH CUSTOMER THAT ACCOUNTED FOR MORE THAN 10% OF YOUR REVENUES.

         One customer, Zhongzheng Agriculture-Technology Product Promotion Co., accounted for 53.5% and 62.0% of the Company's net sales for the three months and six months ended June 30, 2004, respectively. The Company has included this information in the SB-2 Amendment.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 24

         GENERAL

         77. YOUR ACCOUNTS RECEIVABLE APPEAR TO BE BUILDING UP AND INCLUDE ABOUT A QUARTER'S WORTH OF SALES. IN YOUR CRITICAL ACCOUNTING POLICIES FOR ACCOUNTS RECEIVABLE, PLEASE DISCUSS THE PAYMENT TERMS OF YOUR SALES AND WHETHER AND TO WHAT EXTENT YOU ALLOW RETURNS. DISCLOSE THE AGE OF RECEIVABLES AND/OR DAYS SALES IN ACCOUNTS RECEIVABLE. IF YOU ALLOW RETURNS, DISCLOSE THE DOLLAR AMOUNT OF SALES THAT AS OF THE BALANCE SHEET ARE SUBJECT TO RETURN AND YOUR ACCOUNTING POLICY. ASSUMING YOU RECORD REVENUE (AS IT DOESN'T APPEAR THAT YOU HAVE ANY DEFERRED REVENUE) ON SALES SUBJECT TO RETURN, DISCLOSE HOW YOU ARE ABLE TO REASONABLY ESTIMATE RETURNS BY ADDRESSING IN YOUR DISCLOSURE THE FACTORS IN PARAGRAPH 8 OF FAS 48.

         The buildup in the Company's current accounts receivable is due to the Company's sales cycle, which results shipments at the end of each month or each quarter, depending on the customer. Since our sales terms include a portion of payment due certain days after shipment, accounts receivable will be high based on clients for whom we make quarterly shipments immediately subsequent to the close of the quarter.

         The Company has revised the disclosure in critical account policies in response to the Staff's comments.

         78. EXPAND DISCLOSURE FOR THE PATENT ACQUIRED FROM CHINA AGRICULTURAL UNIVERSITY INCLUDING THE TERM OF THE PATENT AND ANY LIMITATIONS ON ITS EXCLUSIVE USE

Securities and Exchange Commission
October 8, 2004
Page 24


BY THE COMPANY. DISCLOSE THE EXPECTED EFFECT ON FINANCIAL POSITION AND OPERATIONS. CLARIFY AT WHAT AMOUNT YOU WILL RECORD THE SHARES ISSUED FOR THE PATENT. IT WOULD APPEAR THAT AMOUNT WOULD BE THE VALUE OF THE COMPANY'S SHARES ON THE MEASUREMENT DATE AS DETERMINED BY FAS 123 AND EITF 96-18.

         The Company has revised the disclosure in the Business and Operations portion of the Description of Business section in response to the Staff's comments.

         79. DISCUSS KNOWN EVENTS, TRENDS OR UNCERTAINTIES IN PRC REGULATION AND GOVERNMENT POLICY AND THE EXPECTED EFFECTS ON FINANCIAL POSITION, OPERATIONS AND CASH FLOWS. IN THIS DISCLOSURE ADDRESS THE UNCERTAINTIES IN THE COMPANY'S ABILITY TO RECEIVE CASH OR OTHER ASSETS FROM ITS CHINESE SUBSIDIARY EITHER IN
THE FORM OF A DIVIDEND OR OTHERWISE AND THE COMPANY'S ABILITY OR INABILITY THEREFORE TO USE CASH OR OTHER ASSETS FROM THE CHINESE SUBSIDIARY FOR THE COMPANY'S CORPORATE PURPOSES INCLUDING FOR DIVIDENDS TO THE COMPANY'S SHAREHOLDERS.

         The Company has included disclosure in the Overview section of Management's Discussion & Analysis of Financial Results to address known events, trends or uncertainties in PRC regulation and governmental policy.

AMORTIZATION OF BENEFICIAL  CONVERSION FEATURE OF CONVERTIBLE NOTE PAYABLE, PAGE
27

         80. PLEASE REVISE TO INCLUDE THAT THE LENDER EXERCISED ITS CONVERSION RIGHTS ON JUNE 8, 2004 AND A TOTAL OF TWO MILLION SHARES WERE ISSUED. WE NOTE YOU HAVE PROVIDED THIS DISCLOSURE ON PAGE 12 OF THE DOCUMENT.

         The Company has revised the disclosure in response to the Staff's comments.

NET LOSS, PAGE 27

         81. WE NOTE THE INCREASE IN OUR NET LOSS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004 ARE ATTRIBUTABLE TO MULTIPLE FACTORS, PLEASE DISCUSS AND QUANTIFY THE IMPACT OF EACH SUCH FACTOR.

         The Company has revised the disclosure relating to net loss to include an explanation of the factors contributing to net loss. We note that the Management's Discussion and Analysis section of the SB-2 Amendment, as revised, covers the three and six month periods ended June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 28

         82. PLEASE DESCRIBE THE AMOUNT YOU HAVE SPENT ON CONSTRUCTION OF YOUR NEW MANUFACTURING FACILITY AND APPROXIMATELY HOW MUCH MORE YOU WILL NEED TO

Securities and Exchange Commission
October 8, 2004
Page 25


SPEND  TO  COMPLETE   CONSTRUCTION.   PLEASE  ALSO   DISCLOSE  THAT  YOU  EXPECT
CONSTRUCTION WILL BE COMPLETE IN 2005.

         The Company has revised the Liquidity and Capital Resources disclosure in response to the Staff's comments.

         83. YOU REFERENCE TO SHORT-TERM BORROWINGS AGGREGATING $283,930 AND LONG-TERM BORROWINGS OF $1,236,256. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE MATERIAL TERMS OF SUCH BORROWINGS, INCLUDING THE IDENTITIES OF THE LENDERS, THE DATE YOU ENTERED INTO THE BORROWINGS, THE MATURITY DATE, AND THE AMOUNT OUTSTANDING AS OF A RECENT DATE. PLEASE ALSO FILE THE AGREEMENTS AS EXHIBITS TO YOUR REGISTRATION STATEMENT.

         The Company has revised the disclosure in Liquidity and Capital Resources in response to the Staff's comments.

         84. WE ALSO NOTE YOUR DISCLOSURE THAT THE LOAN FROM THE PEOPLE'S REPUBLIC OF CHINA IS A NON-INTEREST BEARING LOAN. PLEASE PROVIDE US THE CIRCUMSTANCES UNDER WHICH YOU WERE ABLE TO RECEIVE A NON-INTEREST BEARING LOAN FROM THE CHINESE GOVERNMENT. TO THE EXTENT APPLICABLE, PLEASE ALSO DISCLOSE THIS INFORMATION IN YOUR CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS SECTION OF THE DOCUMENT.

         The Company qualified for the non-interest bearing loan under a government sponsored program to encourage economic development in certain industries and locations. To qualify for the favorable loan terms, a company must meet the following criteria: (1) a technology company with innovative technology or product (as determined by the Science Bureau of central government); (2) operate in specific industries, such as agriculture, environmental, education, and others, which the government has determined to encourage development; and (3) be located in undeveloped areas such as Zoucheng Shandong where our facility located.

         The loan was obtained from the Chinese government under government program, and does not constitute a related party transaction. For this reason, the Company has not included disclosure regarding the loan in the Related Transaction section of the SB-2 Amendment.

DESCRIPTION OF PROPERTY, PAGE 31

         85. PLEASE DISCLOSE IF YOU INTEND TO RENEW YOUR LEASE FOR YOUR CITY OF INDUSTRY PROPERTY. IN ADDITION, PLEASE FILE THE LEASE AGREEMENT AS AN EXHIBIT.

         The Company has included disclosure regarding the lease for its offices in the City of Industry. In addition, the Company has filed a copy of the lease as Exhibit 10.9 to the SB-2 Amendment.

Securities and Exchange Commission
October 8, 2004
Page 26


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 31

         86.  PLEASE  REVISE  TO  INDICATE  WHETHER  EACH OF THE  RELATED  PARTY
TRANSACTIONS IN ON TERMS AS FAVORABLE AS COULD HAVE BEEN OBTAINED FROM UNAFFILIATED THIRD PARTIES.

         The Company has revised the disclosure in response to the Staff's comments.

EXECUTIVE COMPENSATION, PAGE 33

         87. WE NOTE YOUR DISCLOSURE THAT YOUR FORMER CEO AND CFO GEORGE CHRISTOPULOS RESIGNED ON MARCH 12, 2004. IT ALSO APPEARS THAT SINCE THAT DATE, YOU HAVE HIRED TWO INDIVIDUALS TO SERVE AS CEO AND CFO, RESPECTIVELY. PLEASE PROVIDE THE COMPENSATION TERMS FOR EACH INDIVIDUAL IN THIS SECTION.

         The Company has revised the executive compensation disclosure in response to the Staff's comments.

COMPENSATION OF DIRECTORS, PAGE 33

         88. WE NOTE YOUR DISCLOSURE THAT AT PRESENT, NON-EMPLOYEE DIRECTORS GENERALLY DO NOT RECEIVE COMPENSATION FOR THEIR SERVICES TO THE COMPANY. THIS STATEMENT SEEMS TO BE INCONSISTENT WITH YOUR STATEMENT ON PAGE 26 UNDER "DIRECTORS' COMPENSATION" THAT YOU PAID $8,699 FOR THE THREE MONTHS ENDED MARCH 31, 2004 FOR DIRECTOR COMPENSATIONS, AND WITH YOUR DISCLOSURE ON PAGE 27 THAT DIRECTORS' COMPENSATION WAS $347,110 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003. PLEASE EXPLAIN THE INCONSISTENCY TO US.

         The Company does not currently have a policy for compensation of non-employee directors. Prior to 2004, the Company issued shares of its stock to both employee and non-employee directors as compensation. Since that time, the Company has not paid its non-employee directors any compensation for serving on the board of directors. However, non-employee directors will be eligible for option grants under our 2004 Stock Incentive Plan in the future.

         The Directors' Compensation paid in 2004 is compensation to directors who are also employees of the Company. The Company has accounted for these employee directors' salaries partially as regular salary and partially as compensation for service as a director.

2004 STOCK INCENTIVE PLAN, PAGE 33

         89. PLEASE DISCLOSE IF YOU HAVE MADE ANY GRANTS UNDER YOUR STOCK OPTION PLAN.

Securities and Exchange Commission
October 8, 2004
Page 27


         At this time, the Company has not made any grants under its 2004 Stock Incentive Plan.

CONSOLIDATED FINANCIAL STATEMENTS THREE MONTHS ENDED MARCH 31, 2004

         NOTE 5.  CONVERTIBLE NOTE PAYABLE.

         90. YOUR TREATMENT OF THE BENEFICIAL CONVERSION FEATURE OF $500,000 WITHIN STOCKHOLDERS' EQUITY DOES NOT APPEAR TO COMPLY WITH ETF 98-5 AND 00-27. THE AMOUNT OF THE BENEFICIAL CONVERSION FEATURE SHOULD REDUCE THE NOTE PAYABLE SIMILAR TO A DEBT DISCOUNT WITH THE OFFSET TO ADDITIONAL PAID IN CAPITAL. THE NOTE PAYABLE IS THEN ACCRETED TO ITS REDEMPTION AMOUNT FROM THE DATE OF ISSUANCE THROUGH THE SEPTEMBER 25, 2004 MATURITY DATE. PLEASE REVISE THE MARCH 31, 2004 AND JUNE 30, 2004 BALANCE SHEETS INCLUDED IN THE SB-2 FILING AND IN YOUR FORMS 10-QSB FOR MARCH 31 AND JUNE 30, 2004.

         The Company's has revised the balance sheets at March 31, 2004 and June 30, 2004 to change the accounting treatment of the beneficial conversion feature of the convertible note in response to the Staff's comments. The Company has included the revised balance sheets in Amendment No. 1 to the Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004 and Amendment No. 1 to the Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2004, filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2003

         NOTE 1.  ORGANIZATION AND BASIS OF PRESENTATION

         91. PLEASE PROVIDE EARNINGS (LOSS) PER SHARE DISCLOSURE. PLEASE ENSURE THAT THE DECEMBER 31, 2003 AND 2002 FINANCIAL STATEMENTS RETROACTIVELY REFLECT THE RECAPITALIZATION AS A RESULT OF THE REVERSE MERGER AS REFLECTED IN THE 2004 INTERIM FINANCIAL STATEMENTS. IN THIS REGARD, ALL SHARE AND PER SHARE AMOUNTS (NOT LIMITED TO EARNINGS (LOSS) PER SHARE) THROUGHOUT BOTH THE 2004 INTERIM AND THE 2003 AND 2002 ANNUAL FINANCIAL STATEMENTS AND ELSEWHERE IN THE FILING SHOULD BE CONSISTENTLY PRESENTED IN ASSUMING RETROACTIVE EFFECT OF THE REVERSE MERGER AND ANY STOCK SPLITS.

         The Company has revised the financial statements in response to the Staff's comments.

SIGNATURE PAGE

         92. YOUR PRINCIPAL FINANCIAL OFFICER AND EITHER A CONTROLLER OR CHIEF ACCOUNTING OFFICER MUST SIGN THE REGISTRATION STATEMENT. YOUR NEXT AMENDMENT AND ALL SUBSEQUENT AMENDMENTS MUST CONTAIN THIS SIGNATURE. IF A PERSON ACTS IN MORE

Securities and Exchange Commission
October 8, 2004
Page 28


THAN ONE OF THESE CAPACITIES, THE SIGNATURE PAGE MUST INDICATE ALL OF THE CAPACITIES IN WHICH THEY ARE SIGNING. PLEASE REVISE.

         The Company has revised the signature page to SB-2 Amendment as required.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES, PAGE 66

         93. PLEASE DISCLOSE THE NATURE AND VALUE OF CONSIDERATION AS WELL AS THE AGGREGATE OFFERING PRICE FOR EACH OF THE OFFERINGS DESCRIBED IN THIS SECTION.

         The Company has revised the disclosure in response to the Staff's comments.

SECURITIES EXCHANGE ACT OF 1934 FILINGS

         94. IN ALL FUTURE FILINGS REQUIRED UNDER THE SECURITIES EXCHANGE ACT OF 1934, PLEASE COMPLY WITH THE COMMENTS SET FORTH ABOVE AS APPLICABLE.

         The Company confirms that it will comply with the Staff's comments in all future filings under the Securities Exchange Act of 1934.


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4507.

                                                     Sincerely,

                                                     /s/ Joseph Stubbs
                                                     ---------------------------
                                                     Joseph Stubbs

Enclosures
cc:  James Zhan